Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended June 30, 2019 and 2018

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2019		June 30, 2018
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	4,861,675	707,184	4,204,550	611,598
Cost of sales	(4,148,822)	(603,491)	(3,435,522)	(499,734)
Gross profit	712,853	103,693	769,028	111,864
Other operating income, net	98,828	14,376	33,740	4,908
Research and development costs	(110,545)	(16,080)	(156,472)	(22,761)
Selling, general and administrative costs	(408,946)	(59,486)	(371,811)	(54,084)
Operating profit	292,190	42,503	274,485	39,927
Finance costs	(32,350)	(4,706)	(29,605)	(4,306)
Share of results of associates and joint ventures	3,472	505	841	122
Profit before tax	263,312	38,302	245,721	35,743
Income tax expense	(53,845)	(7,832)	(48,994)	(7,127)
Profit for the period	209,467	30,470	196,727	28,616
Attributable to:
Equity holders of the parent	146,989	21,382	132,129	19,220
Non-controlling interests	62,478	9,088	64,598	9,396
Net earnings per common share	209,467	30,470	196,727	28,616
- Basic	3.60	0.52	3.23	0.47
- Diluted	3.60	0.52	3.23	0.47
Unit sales	110,059		100,675

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CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the six months ended June 30, 2019 and 2018

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2019		June 30, 2018
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	9,024,955	1,312,778	8,541,644	1,242,475
Cost of sales	(7,550,774)	(1,098,342)	(6,919,136)	(1,006,464)
Gross profit	1,474,181	214,436	1,622,508	236,011
Other operating income, net	142,754	20,765	84,231	12,252
Research and development costs	(182,412)	(26,534)	(276,381)	(40,203)
Selling, general and administrative costs	(785,078)	(114,198)	(731,693)	(106,433)
Operating profit	649,445	94,469	698,665	101,627
Finance costs	(57,643)	(8,385)	(52,124)	(7,582)
Share of results of associates and joint ventures	7,339	1,068	8,558	1,245
Profit before tax	599,141	87,152	655,099	95,290
Income tax expense	(116,245)	(16,909)	(130,153)	(18,932)
Profit for the period	482,896	70,243	524,946	76,358
Attributable to:
Equity holders of the parent	345,008	50,186	374,967	54,543
Non-controlling interests	137,888	20,057	149,979	21,815
Net earnings per common share	482,896	70,243	524,946	76,358
- Basic	8.44	1.23	9.18	1.33
- Diluted	8.44	1.23	9.17	1.33
Unit sales	211,359		210,788

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CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended June 30, 2019 and December 31, 2018

(RMB and US$ amounts expressed in thousands)

	June 30, 2019 (Unaudited)		December 31, 2018 (Audited)
	RMB ’000	US$ ’000	RMB ’000
Cash and bank balances	6,695,674	973,959	6,128,522
Trade and bills receivables	8,358,147	1,215,784	7,389,106
Inventories	2,298,543	334,348	2,517,864
Trade and bills payables	5,638,956	820,248	4,560,629
Short-term and long-term loans and borrowings	2,117,094	307,954	2,016,092
Equity attributable to equity holders of the parent	8,536,075	1,241,665	8,395,849

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